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3-22-04

SE 04003666 COMMISSION
49

VF 3-11-04

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48483

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: U.S. Growth Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

301 Carlson Parkway, Suite 120
(No. and Street)

Minnetonka	MN	55305
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gerry Fitterer (952) 541-0677
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

4200 Wells Fargo Center	Minneapolis,	MN	55402
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2004
THOMSON FINANCIAL

RECD S.E.C.
FEB 27 2004
528

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, James R. Jundt, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of US Growth Investments, as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chairman

Title

Notary Public

STACY K. GEVA
Notary Public
Minnesota
My Commission Expires Jan. 31, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

U.S. GROWTH INVESTMENTS, INC.

Table of Contents

KPMG LLP
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

Independent Auditors' Report

The Board of Directors and Shareholder
U.S. Growth Investments, Inc.:

We have audited the accompanying statement of financial condition of U.S. Growth Investments, Inc. as of December 31, 2003. The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of U.S. Growth Investments, Inc. as of December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Minneapolis, Minnesota
February 27, 2004

U.S. GROWTH INVESTMENTS, INC.

Statement of Financial Condition

December 31, 2003

Assets

Cash and cash equivalents	$	775,172
Commissions receivable		9,933
Distribution fees receivable		56,154
Deferred sales commissions		786,408
Other prepaids		27,245
Total assets	$	1,654,912

Liabilities and Stockholder's Equity (Deficit)

Liabilities:		
Commission and distribution fees payable	$	46,794
Accrued interest on subordinated loans		15,331
Accounts payable		1,705
Other accrued expenses		38,612
		102,442
Subordinated loans (note 4)		2,485,000
Stockholder's equity (deficit) (note 5):		
Common stock, $0.01 par value. Authorized 100,000 shares; issued and outstanding 10,000 shares		100
Additional paid-in capital		749,900
Retained earnings (deficit)		(1,682,530)
Total stockholder's equity (deficit)		(932,530)
	$	1,654,912

See accompanying notes to the statement of financial condition.

U.S. GROWTH INVESTMENTS, INC.

Notes to Statement of Financial Condition

December 31, 2003

(1) Summary of Significant Accounting Policies

(a) *Nature of Business*

U.S. Growth Investments, Inc. (the Company) was incorporated in the state of Minnesota on April 28, 1995 and is a registered broker/dealer in securities under the Securities Exchange Act of 1934. The Company is wholly owned by James R. Jundt, the Chairman and Chief Executive Officer of Jundt Associates, Inc. (Jundt Associates), an affiliated investment adviser. The Company is the underwriter and distributor of the Jundt mutual funds (the Funds). Jundt Associates provides the Company with personnel and operational and administrative support.

(b) *Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(c) *Deferred Sales Commissions*

Deferred sales commissions represent sales commissions paid to broker/dealers by the Company for the sale of certain Fund shares sold without a front-end sales commission. These amounts are amortized over five or six years, depending on the date of sale, as commission expense. This corresponds with the period the deferred sales commissions are expected to be recovered from distribution fees from the Funds and contingent deferred sales charges (CDSCs).

(2) Related Party Transactions

The Company receives underwriting commissions from the sales of shares of the Funds. The Company also receives distribution fees equal to a percentage of average daily net assets from the Funds, pursuant to plans of distribution adopted under Rule 12b-1 of the Investment Company Act of 1940.

(3) Income Taxes

The Company has elected to be taxed as an S corporation and, as such, is not subject to federal or state income taxes. The Company's taxable income is included in the individual income tax return of the stockholder.

U.S. GROWTH INVESTMENTS, INC.

Notes to Statement of Financial Condition

December 31, 2003

(4) **Subordinated Loans**

The total borrowings under subordination agreements entered into with the sole owner of the Company, James R. Jundt, are $2,485,000 at December 31, 2003. At December 31, 2003, these borrowings consist of three subordinated notes in the amount of $985,000, $500,000, and $1,000,000 with interest rates of 7.51%, 7.00%, and 7.50%, respectively. Principal amounts are due on February 1, 2005 (interest accrued and paid for monthly), September 30, 2005 (interest accrued for and paid monthly), and March 31, 2007 (interest accrued and paid for monthly), respectively. The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with net capital requirements, they may not be repaid. As of December 31, 2003, the Company has accrued interest payable of $15,331 related to the subordinated borrowings.

(5) **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission's "Uniform Net Capital Rule" (Rule 15c3-1) and is required to maintain minimum net capital, as defined, equal to the greater of 6-2/3% of aggregate indebtedness or $5,000. At December 31, 2003, the Company had net capital of $674,325, which is $667,496 in excess of the minimum required. The Company's net capital ratio (ratio of aggregate indebtedness to net capital) was 0.15 to 1.

(6) **Rule 15c3-3**

The Company is exempt from Rule 15c3-3 under subsection (k). Under this exemption, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" are not required.